Exhibit 99.1

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 1, 2010
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Dear Shareholder:

You are cordially invited to attend the 2010 Annual General Meeting of Shareholders of ChinaEdu Corporation (the “Company”) to be held on Thursday, September 1, 2010, at 10:00 a.m. Beijing time, at

4th Floor-A, GeHua Building No. 1 QinglongHutong,
Dongcheng District, Beijing, People’s Republic of China 100007
for the following purposes:

1.	To elect two Directors to serve in accordance with the Articles of Association of the Company;

2.	To approve the annual report, Directors’ report and Auditor’s report for the period ended December 31, 2009;

3.	To appoint Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010, and to authorize the Directors to fix their remuneration;

4.
To approve certain amendment to subsection (1) of Article 87 of the Articles of Association of the Company, which will provide that at each annual general meeting one-fourth of the Directors (excluding the Chairman of the Board and/or the managing director) shall retire from office by rotation, and during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of Directors who retire by rotation or are removed from office pursuant to Article 86(5) shall not be greater than one-third of the number of Directors; and

5.	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on July 23, 2010 (the “Record Date”) will be entitled to notice of and to vote at the Annual General Meeting or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY BY MAIL. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON, IF YOU DESIRE.  IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM THEM TO VOTE YOUR SHARES.

By Order of the Board of Directors,

/s/ Julia Huang

JULIA HUANG
Beijing, People’s Republic of China July 30, 2010	Chairman and Chief Executive Officer

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PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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GENERAL INFORMATION

Why am I receiving this Proxy Statement?

This proxy statement is being furnished to you by and on behalf of the board of directors (the “Board of Directors” or “Board”) of ChinaEdu Corporation, a Cayman Islands company (the “Company”), in connection with the solicitation of proxies for use at the 2010 Annual General Meeting of Shareholders of the Company to be held at 10:00 a.m. Beijing time on Thursday, September 1, 2010 at the Company’s headquarters located at the GeHua Building, 4th Floor-A, No. 1 QinglongHutong, Dongcheng District, Beijing, People’s Republic of China 100007, for the purposes stated in the accompanying Notice of Annual General Meeting of Shareholders.

Who is entitled to vote at the Annual General Meeting?

Holders of record of our ordinary shares, par value $0.01 per share, at the close of business on July 23, 2010 (the “Record Date”), will be entitled to receive notice of and to vote at the Annual General Meeting or any adjournments or postponements thereof. Holders of our American Depositary Shares (“ADSs”), each representing three ordinary shares, should vote in the manner set forth below.

What are the voting rights of shareholders?

On a show of hands, each shareholder present in person or by proxy or, in the case of a shareholder that is a corporation, by its duly authorized representative, shall have one vote and on a poll, every member present in person or by proxy or, in the case of a shareholder that is a corporation, by its duly authorized representative, shall have one vote for each ordinary share registered in its name on the Record Date.

What will constitute a quorum at the Annual General Meeting?

The presence at the meeting, in person or by proxy, or, in the case of a shareholder that is a corporation, by its duly authorized representative, of two shareholders entitled to vote and representing not less than one-third in nominal value of the total issued voting shares in the Company will constitute a quorum to conduct business at the meeting.

How do I vote ordinary shares?

If you hold ordinary shares in your own name as a holder of record, you can vote either in person at the Annual General Meeting, or by completing and returning the accompanying proxy card. If your ordinary shares are held by a bank or broker, you should follow the instructions provided to you by the bank or broker. Although most banks and brokers now offer voting by mail, telephone and on the Internet, availability and specific procedures will depend on their voting arrangements.

How do I vote my shares that are represented by American Depositary Shares?

If your ordinary shares are represented by ADSs, you should follow the instructions provided to you by The Bank of New York, as depositary. A nominee of the depositary is the registered holder of the ordinary shares underlying your ADSs. You may instruct the depositary to vote the deposited securities in accordance with the instructions provided to you by The Bank of New York.

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of seven directors, with approximately one-third of our directors being required to retire from office and eligible for re-election at each Annual General Meeting of Shareholders; provided, however, that the Chairman of the Board of Directors shall not, while holding such office, be subject to retirement. As such, two of the Company’s current directors, Tianwen Liu and Zonglian Gu, are retiring by rotation from office at the 2010 Annual General Meeting of Shareholders. Mr. Liu and Mr. Gu, who are currently serving as directors of the Company, have been recommended by our Board of Directors for re-election to serve as directors in accordance with the Articles of Association of the Company.  Based on its review of the relationships between the Company and the existing directors and director nominees, the Board of Directors has affirmatively determined that if these nominees are elected, three of the seven directors serving on the Board of Directors, Samuel Yen, Min Fan and Tianwen Liu, will be “independent” directors under the Nasdaq corporate governance rules and each of our committees will consist solely of independent directors.

Director Nominees

Set forth below are descriptions of the backgrounds and principal occupations of each of the nominees for election to the Board of Directors.

Zonglian Gu was elected as a Director of Company in March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the Dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the Vice Dean of Renmin University of China Online Education College and Vice Dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 19 years of experience in the public education sector.

Tianwen Liu was elected as a Director of Company in September 2008. Mr. Liu is the Chairman and Chief Executive Officer of iSoftStone Corp. Mr. Liu founded iSoftStone Information Service Corporation, one of the fastest growing IT outsourcing companies in China, in 2001. He has over 20 years of experience in the information technology (IT) sector. Prior to founding iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up. Prior to AsiaEC.com, he served as the General Manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996 to 1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Prior to his service at Siemens, Mr. Liu worked for several consulting and IT companies in the United States, including Bechtel Corporation, one of the world’s premier engineering, construction, and project management companies, and Digital Equipment Corporation. Mr. Liu holds a Masters in Business Administration from Massachusetts Institute of Technology, as well as a Masters of Electrical Engineering from the University of Massachusetts.

Continuing Directors

Set forth below are descriptions of the backgrounds and principal occupations of those directors whose terms of office will continue after the annual meeting

Julia Huang has served as our Chairman since September 2007, our Chief Executive Officer since June 2000 and our Acting Chief Financial Officer since March 2008. Prior to joining us, she worked for Ernst & Young Management Consulting (New York) Group and Merck & Co. from 1993 to 1999. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from University of Tennessee, Knoxville.

Shawn Ding has served as our Director, President and Chief Operating Officer since December 2004.  Mr. Ding joined us in July 2001 as our Chief Technology Officer. Before joining ChinaEdu, he held different technology development and management positions in US companies between 1992-2001, including Chief Technology Officer at Infostream Technologies Inc., Director of Internet development at Automatic Data Processing, Inc., Senior Architect at Merrill Lynch, Director of system development at Prudential Insurance Company of America. Mr. Ding received a bachelor’s degree in environmental science from Peking University, a bachelor’s degree in computer science from Rutgers University, and a master’s degree in computer science from New Jersey Institute of Technology.

Samuel Yen has served as our Director since October 2007. Mr. Yen is the Vice President of Finance at Alibaba Group, a leading China based e-commerce company operating online marketplaces and services for businesses and consumers. From 2004 to 2005, Mr. Yen served as Financial Controller and Company Secretary of Dynasty Fine Wines Group Limited and prior to that Mr. Yen served in various positions at PricewaterhouseCoopers and Arthur Andersen & Co., most recently as a Senior Manager. Mr. Yen received a bachelor’s degree in commerce from the University of Toronto and is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Management Accountants and the CFA Institute.

Min Fan has served as our Director since October 2007. Mr. Fan is one of the co-founders and the current Chief Executive Officer of Ctrip.com International Ltd., a leading travel services firm in China. From 2000 to 2005, Mr. Fan served as Ctrip’s Chief Operating Officer and Executive Vice President. Prior to founding Ctrip in 1999, Mr. Fan was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China, and from 1990 to 1997 he served in a number of senior management positions at Shanghai New Asia Hotel Management Company and New Asia Group. Mr. Fan holds both a master’s and bachelor’s degree from Shanghai Jiao Tong University and has studied at the Lausanne Hotel Management School of Switzerland.

Amol Shah has served as our Director since April 2009. Mr. Shah is the Senior Vice President of Global Strategy for the McGraw-Hill Companies. He oversees strategy development for the corporation and its business units. Mr. Shah also serves as Vice President of McGraw-Hill Ventures, which makes equity investments in innovative, high growth companies that are complementary to McGraw-Hill’s traditional business lines. Prior to joining The McGraw-Hill Companies, he served as a Managing Director at Novantas LLC, a strategy consulting firm, where he served as a leading advisor on growth strategies. Earlier in his career, Mr. Shah worked as a consultant specializing in financial services strategy for First Manhattan Consulting Group. Mr. Shah earned his bachelor’s degree from the University of Pennsylvania, The Wharton School with a dual degree in engineering and economics through the Jerome Fisher Program in Management & Technology. Mr. Shah also earned a MBA in finance from the Columbia Business School.

Vote Required

The affirmative vote of the holders of a majority of the votes cast at the Annual General Meeting will be required for the election of each director. Separate resolutions will be proposed in respect of the re-election of Mr. Gu and Mr. Liu. Votes may be cast in favor of, or against, or withheld from, the election of all of the director nominees, or any of them.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES SET FORTH ABOVE.

PROPOSAL 2—APPROVAL AND ADOPTION OF
2009 ANNUAL REPORT, INCLUDING THE AUDITED FINANCIAL STATEMENTS,
THE AUDITORS’ REPORT AND THE DIRECTORS’ REPORT

Our audit committee operates pursuant to its adopted charter. Our audit committee currently consists of Samuel Yen, Min Fan and Tianwen Liu, with Samuel Yen serving as the chairman of the committee, and with all of the committee members being independent directors. We expect that Mr. Liu, if re-elected to serve as directors at the 2010 Annual General Meeting of Shareholders, will continue to serve as members of the audit committee. In the event of Mr. Liu’s re-election to the Board of Directors, upon re-appointment to the audit committee, our audit committee will continue to consist solely of independent directors, within the meaning of the Nasdaq corporate governance rules.

Our audit committee has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2009 (the “Audited Financial Statements”) with management and the independent auditors.

In reliance on the reviews and discussions referred to above, our audit committee has recommended to our Board of Directors and our Board of Directors has approved, that the Audited Financial Statements be submitted to the shareholders for approval and adoption at the 2010 Annual General Meeting of Shareholders.

Our audit committee and our Board of Directors have also recommended that, having received and considered the annual report of the Company on Form 20-F (the “2009 Annual Report”), including the Audited Financial Statements, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations), each contained therein, the same be and are hereby approved and adopted and be submitted to shareholders at the 2010 Annual General Meeting. The 2009 Annual Report, including the Audited Financial Statements, is available on the Investor Relations section of the Company’s website at http://ir.chinaedu.net.

Vote Required

The affirmative vote of the holders of a majority of the votes cast at the Annual General Meeting will be required to approve and adopt the 2009 Annual Report, including the Audited Financial Statements, the auditors’ report and the directors’ report.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF 2009 ANNUAL REPORT, INCLUDING THE AUDITED FINANCIAL STATEMENTS, THE AUDITORS’ REPORT AND THE DIRECTORS’ REPORT.

PROPOSAL 3—APPOINTMENT AND REMUNERATION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has recommended the appointment of Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010. The Articles of Association of the Company require shareholder approval for the appointment of Deloitte as the Company’s independent registered public accounting firm.

The Audit Committee has also approved, subject to shareholder approval, the specific scope, terms and fees of the audit engagement, and has recommended that the shareholders ahthorize the Directors to fix the remuneration of Deloitte within the scope approved by the Audit Committee at the 2010 Annual General Meeting for approval.

Vote Required

The affirmative vote of the holders of a majority of the votes cast at the Annual General Meeting will be required to approve the appointment and remuneration of Deloitte.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010 AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION WITHIN THE SCOPE APPROVED BY THE AUDIT COMMITTEE

PROPOSAL 4—AMENDMENT TO ARTICLES OF ASSOCIATION

It is proposed that the subsection (1) of Article 87 of the Fifth Amended and Restated Articles of Association of the Company shall be amended as “(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-fourth of the Directors for the time being (or, if their number is not a multiple of four (4), the number nearest to but not greater than one-fourth) shall retire from office by rotation provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year.  Notwithstanding the above and the provision under Article 86(5), during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of Directors who retire by rotation or are removed from office pursuant to Article 86(5) shall not be greater than one-third of the number of Directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third).” The other Articles therein shall be kept unchanged.

Vote Required

The affirmative vote of the holders of not less than two-thirds of the votes cast at the Annual General Meeting will be required to approve the amendment to the Articles of Association as a special business.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR SUCH AMENDMENT TO THE ARTICLES OF ASSOCIATION.